(the “Company”)

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

For the six months ended May 31, 2016

General

This Interim Management’s Discussion and Analysis (“Interim MD&A”) supplements, but does not form part of, the unaudited condensed consolidated interim financial statements of the Company for the six months ended May 31, 2016.  The following information, prepared as of July 28, 2016, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for six months ended May 31, 2016 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended November 30, 2015 and the related MD&A.  All amounts are expressed in Canadian dollars unless otherwise indicated. The May 31, 2016 financial statements have not been reviewed by the Company’s auditors.

The Company’s public filings, including its most recent unaudited and audited consolidated financial statements can be reviewed on the SEDAR website www.sedar.com.

Forward-looking Statements

This Interim MD&A contains certain statements which constitute forward-looking information within the meaning of applicable Canadian securities legislation (“Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.  The Forward-looking Statements in this Interim MD&A include, without limitation, statements relating to:

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mineral reserves and resources as they involve the implied assessment, based on estimates and assumptions, that the resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

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the Company’s planned exploration, development and marketing activities for the Bayovar 12 Project;

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the intended use of proceeds received from recent financing activities;

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the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities; and

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maturities of the Company’s financial liabilities or other contractual commitments.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

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uncertainty of mineral reserve and resource estimates;

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risks associated with mineral exploration and project development;

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fluctuations in commodity prices;

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fluctuations in foreign exchange rates and interest rates;

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credit and liquidity risks;

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changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

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reliance on key personnel;

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property title matters;

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local community relationships;

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risks associated with potential legal claims generally or with respect to environmental matters;

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adequacy of insurance coverage;

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dilution from further equity financing;

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competition; and

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uncertainties relating to general economic conditions.

as well as those factors referred to in the “Risks and Uncertainties” section in this Interim MD&A.

Forward-looking Statements contained in this Interim MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

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all required third party contractual, regulatory and governmental approvals will be obtained for the exploration and development of the Company’s properties;

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there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;

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permitting, exploration and development activities proceeding on a basis consistent with the Company’s current expectations;

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expected trends and specific assumptions regarding commodity prices and currency exchange rates;

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prices for and availability of fuel, electricity, equipment and other key supplies remaining consistent with current levels; and

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the accuracy of the Company’s current mineral resource estimates.

These Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this Interim MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and reserve and resource information contained in this Interim MD&A may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth in this Interim MD&A may not be comparable with information made public by companies that report in accordance with U.S. standards.

Business of the Company

The Company is engaged in the development of the Bayovar 12 phosphate project located in the Sechura desert of northern Peru.  Bayovar 12 is potentially an important South American source of reactive phosphate rock for use as a direct application fertilizer.  The development of new supplies of phosphate is becoming an increasingly important issue for South America given the growing demand and limited supply of phosphate for fertilizer production on the continent, and the current heavy reliance on imported rock.

In January 2016, the Company announced the results of its prefeasibility study on the Bayovar 12 Project. The Company subsequently engaged third party mining consultants to undertake an independent review of the study’s mine plan and production schedule, with a goal of optimizing the project economics.  Following this review, an updated prefeasibility study was filed on SEDAR on June 30, 2016.

The Company has also engaged Jeffrey Franzen as an advisor.  Mr. Franzen is a registered Professional Engineer with over 40 years of experience in advanced project development and mine operations with a focus on project de-risking and feasibility-level studies.  He will provide technical and capital markets guidance and is now working closely with the Company’s technical team to provide guidance on the complexities of reviewing and optimizing engineering studies.

During the period from April through July 2016, the Company raised a total of $695,684 by way of non-brokered private placements.  These funds have been allocated for general working capital purposes.

In July 2016, the maturity date for the Company’s US$3.5 million loan from lenders led by Sprott Resource Lending Partnership (“Sprott Loan”) was extended three years to September 30, 2019.  In consideration for the loan extension, the Company has issued to the lenders 2,740,340 common shares of the Company. In addition, upon each anniversary date of the extended term, the Company is to make an anniversary fee payment of 6% of the principal amount of the loan outstanding, in cash or shares at the election of the Company.

Bayovar 12 Phosphate Project

The Company’s Peruvian subsidiary, Agrifos Peru S.A.C., owns a 70% interest in Juan Paulo Quay S.A.C. (“JPQ”), the titleholder of the Bayovar 12 phosphate mining concession (the “Bayovar 12 Project”).

The Bayovar 12 Project is located 70 kilometres south of the city of Piura in northern Peru, close to Vale’s operating Bayovar phosphate mine.  Logistics for the 12,575 hectare concession are excellent, and the project area is accessible year round via a series of sealed roads and highways.  The Pan-American Highway crosses the eastern end of the property and the Chiclayo-Bayovar road transects the property.  A network of un-maintained drill roads and access roads for small surface gypsum mining operations provide four wheel drive vehicle access to the remainder of the property.  Power transmission lines for Vale’s Bayovar Mine, located 15 kilometres to the southwest, transect the Bayovar 12 Project at its northern end.

In April 2015, the Company sold to Radius Gold Inc. (“Radius”) a royalty equal to 2% of the Company’s 70% interest in future phosphate production from the Bayovar 12 Project for the sum of US$1.0 million.  Under the terms of the sale agreement, the Company had the right until April 15, 2016 to buy back one-half of the royalty for US$1.0 million; however, the Company did not elect to exercise this right.  If Radius decides to sell any of its royalty interest in the future, the Company has a first right of refusal.  The Company and Radius have two common directors.

Reactive Phosphate Rock (“RPR”)

Most phosphate rock, roughly 85% of global mine production, is used in the manufacture of water-soluble fertilizers or food-grade chemicals.  However, some phosphate rock is reactive enough- usually because the phosphorus mineral apatite contains carbonate in its structure - that under certain soil and climate conditions it can simply be used as a fertilizer and applied directly to the soil without further processing.  Known as RPR (Reactive Phosphate Rock), this naturally occurring phosphate rock can be used as a reliable, low cost slow-release source of phosphorus (P) continuously adding P to the soil over a longer period of time than some manufactured fertilizers.  RPR works best on acid soils with 600-700 millimetres of annual rainfall. Rock from the Bayovar district, known in the fertilizer industry as Sechura Phosphate Rock, is one of a small number of highly reactive phosphate rocks known globally that are suitable for use as a direct application fertilizer.

Mining and processing of RPR is simpler and cheaper than the manufacture of more complex fertilizers.  The rock is mined, usually crushed and sieved into different size fractions, and sometimes washed or made into granules for ease of handling and use.  The main perceived cost advantages of RPR over processed phosphates are therefore lower capital investment, lower processing costs, lower use of raw materials, and lower energy use during processing.

Prefeasibility Study

(NOTE:  all amounts in this section of the Interim MD&A are in U.S. dollars)

In January 2016, the Company announced the results of the independent NI 43-101 pre-feasibility study on the Bayovar 12 Project. The Company subsequently engaged third party mining consultants to undertake an independent review of the study’s mine plan and production schedule, with a goal of optimizing the project economics.  Following this review, an updated pre-feasibility study (“Updated PFS”) was filed on SEDAR on June 30, 2016 and is available on our website www.focusventuresltd.com.

The Updated PFS includes the following key changes-in-scope over the earlier pre-feasibility study:

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one large processing plant instead of the staged commissioning of two smaller ones.

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owner-operated instead of contractor-operated overburden stripping.

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doubling of pre-production overburden stripping.

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a simplified mine plan and production schedule.

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larger and more efficient loading and hauling equipment.

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a more logical and staged buildout of the tailings storage facility.

These changes-in-scope increased capital cost, decreased operating cost and in turn significantly improved the financial performance of the project including payback in 3.9 years and an after-tax net present value7.5 of $458 million.  Detailed highlights and a comparison of the Updated PFS results with the earlier study are set out in the following table:

Life-of-Mine Highlights and Comparison with PFS

Item	Updated PFS	PFS	Variance %

Financial Model
After-Tax NPV7.5, $M	457.7	252.9	+ 81.2
IRR, %	26.3	17.2	+ 53.5
Payback, years	3.9	6.6	- 40.9
Capital Cost, $M	167.7	127.3	+ 31.7
Sustaining Capital, $M	193.6	230.3	- 15.9
Undiscounted Cash Flow, $M	1,150.9	846.9	+ 35.9
Product Price Deck, $/t	$145/$185	$145/$185	-
Open Pit Mine
Life, years	20	20	-
Waste, Mt	422.5	367.6	+ 14.6
Ore, Mt	58.8	52.3	+ 12.4
Waste/Ore	7.2	7.1	-
Pre-Production Waste, Mt	23.9	12.4	+ 92.7
Cash Cost Ore, $/t mined	13.92	19.51	- 24.7
Cash Cost Product, $/t	39.72	52.28	- 24.7
Process Plant
Tonnage Processed, M	58.8	52.3	+ 12.4
Tonnage Product, M	20.8	18.5	+ 12.4
Tonnage Product Years 1-5, M	4.75	3.50	+ 35.7
Cash Cost Product, $/t	8.01	10.49	- 23.6
Total Project
Cash Cost Product, $/t	60.20	75.44	- 20.2
Cash Margin Product, $/t	104.80	89.56	+ 17.1

Project Description

The Bayovar 12 Project is a conventional truck-loader open pit mine and a process plant that is designed to produce 24% and 28% P2O5 direct application phosphate rock fertilizer (“DAPR”) “products”.  Phosphate ore will be mined at a rate of 8,000 tonnes per day from 13 overburden-covered and laterally-continuous sedimentary phosphate beds, interlayered with diatomite waste or “interburden”.  Overburden, interburden and phosphate ore are free-digging and do not require drilling or blasting.  Ongoing back-filling of the open pit is an integral part of a mine plan that is designed for progressive closure.  The average Waste/Ore (“W/O”) ratio is 7.2/1.

The beneficiation process is simple and chemical-free using sea-water washing, scrubbing and de-sliming. Solid tailings and waste water will be stored in an adjacent tailings-evaporation pond (“TSF”).  Fertilizer product will be trucked 40 km to a dedicated seaborne loading facility.

The project is in an established phosphate mining district.  At full capacity it will produce 1 million tonnes of fertilizer product per year over an initial mine life of 20 years and will supply a rapidly-growing market for natural and plant-ready DAPR products.

Mineral Resource and Reserve Estimates

A systematic and wide-spaced 62-hole, 5,971m diamond drilling program delineated a continuous 34 km2 near-surface diatomite sequence containing 13 flat-lying sedimentary phosphate beds. These beds are open to extension over the remaining 91 km2 of the concession.

In order to support the PFS Mineral Resource Estimate, IMC completed a review of the geology and resource block models. IMC then developed an independent Reserve Estimate through the construction of a 20-year open pit shell contained within the Mineral Resource model and based on DAPR prices of $145/t and $185/t for 24% and 28% P2O5 products, respectively. The reader is cautioned that Mineral Resources that are not mineral reserves do not have demonstrated economic viability. In addition, the reader is reminded that the reported Mineral Resource is inclusive of the open pit-constrained Mineral Reserve.

Bayovar 12 Mineral Resources and Reserves Estimates (Dry Tonnes)

Resources*	Tonnes, M	% P2O5
Measured	17.7	13.16
Indicated	209.5	13.04

Inferred	102.2	13.11
Reserves	Tonnes, M	% P2O5
Proven	14.4	12.74
Probable	44.4	13.00
Total Reserves	58.8	12.94
* Minimum thickness, grade cut-off and other mining parameters were not applied. Resource Estimation includes 16 phosphate beds. Reserve Estimation considers the uppermost 13 phosphate beds.

Mining Schedule

The Bayovar 12 phosphate deposit is ideally suited for large-scale open pit development.  It consists of a 40m thick, laterally continuous and near-surface mineralized zone overlain by 30m of overburden.  All volumes in the open pit are free-digging; drilling and blasting are not required.

The planned open pit shape is that of a progressively larger hand-fan and is divided into 13 mining phases.  Each phase has multiple working faces in order to efficiently sequence overburden stripping, ore and interburden mining to ensure regular delivery of ore to the process plant.  Haulage profiles and cycle times were optimized for each of the 13 mining phases.  Waste volumes account for 89% of mine production tonnes.  By continuously placing waste as backfill in mined-out phases of the open pit, haulage distances are minimized and the ex-open pit waste storage footprint is reduced.  Excluding backfill, the open pit at its deepest point will be 76m below surface.

The open pit will feed the process plant at a nominal rate of 8,000 tonnes per day or 2.7 million tonnes per year.  An accelerated program of pre-production and Year 1 waste stripping, totaling 46.8 million tonnes, is designed to maintain a balanced Life-of-Mine (“LOM”) W/O ratio at 7.2/1.  Low specific gravity of the mined volumes allows for the use of over-sized loading and hauling equipment of the kind often used in coal mining.  Overburden and thicker interburden beds will be mined with 31 m3 front-end loaders and loaded into 110 m3 capacity haul trucks.  Individual phosphate beds and thin interburden layers will be mined with GPS-controlled continuous surface miners.  Over the initial 20 year mine life the open pit will deliver 58.8 million tonnes of ore to the process plant and 424 million tonnes of waste, of which 111 million tonnes will be placed in surface storage, 308 million tonnes as in-pit backfill and 5 million tonnes as construction material for the TSF embankments.

Ore Processing

The process plant, operating at 85% of nominal capacity and without the use of chemical additives, will process on an annual basis 2.7 million tonnes of ore and produce 1 million tonnes of natural DAPR fertilizer products.  The beneficiation process is simple and consists of drum washing with seawater and recycled process water, size classification, attrition scrubbing, hydraulic classification, filtering and rotary drying.  By adjusting the cut point for fines in the tertiary classifying hydrosizer, the process plant is designed to produce, on a batch basis, either a 24% or a 28% P2O5 product.  Phosphate recoveries are forecast at 81.5% and 66.4% for each product, respectively. Infrastructure required for the process plant includes a 16 km - 138 kV transmission line and a 45 km – 32” seawater supply pipeline.

Capital Cost Estimate

The Capital Cost to design, permit, pre-strip, construct and commission the open pit mine, process plant and ancillary facilities and utilities is estimated at $167.7 million.  Some 90% of total equipment costs were derived from vendor quotes.  Working capital of $40 million is estimated separately and carried in the financial analysis.

Capital Cost Estimate

Area	$M
Direct Costs
Pre-stripping	41.2
Lease Mining Equipment Deposit	18.2
Tailings Storage Facility	10.3
General Site Costs	2.5
Process Plant	20.6
Seawater Supply Pipeline	18.1
138kV Transmission Line	5.2
Tailings Line	2.2
Ancillaries	12.2
Total Direct Costs	130.5
Indirect Costs
Contractor Indirects	7.7
EPCM Services & Commissioning	4.6
Vendor Reps	0.7
Freight / Duties	4.6
Spare Parts and Initial Fills	1.5
Owner’s Costs	2.5
Total Direct Costs	21.6
Subtotal	152.1
Contingency 20%*	15.6
Total Project	$167.7

*Contingency was not applied to Pre-stripping, Primary Mine Equipment, Tailings Storage Facility, Spare Parts and Owner's Costs

Operating Cost Estimate

LOM operating costs have been developed for mining, processing, G&A and transportation in First Quarter 2016 U.S. dollars.  At a W/O ratio of 7.2/1 the LOM cost to mine 1 tonne of ore is $14.69.  Improved cash mining costs and product costs are the direct result of a larger capital investment in the project and increased productivity.  These in turn provide the opportunity for consistently strong cash operating margins over the initial 20 year mine life.

Average LOM Cash Mining Cost per Tonne of Ore Mined

Area	Tonnes	$ / tonne	$ / ore tonne
Ore	1.0	2.20	2.20
Overburden	3.5	1.92	6.09
Interburden	3.7	1.56	5.63
Total Cash Cost Ore			$13.92

Average LOM Cash Operating Cost per Tonne of Product

Area	$ / tonne product
Mining	39.72
Processing	8.01
G&A	2.36
Transportation	10.09
Total Cash Cost Product	$60.20

Financial Analysis

After-Tax Undiscounted Annual and Cumulative Cash Flows, based on operational plans presented in the Updated PFS, are summarized in the graph below.  Working Capital of $40 million, interest payments, royalties and closure and reclamation costs have been included in the financial analysis.  Key After-Tax metrics include a NPV7.5 $457.7 million, IRR 26.3% and Payback 3.9 years.

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Sensitivity

Sensitivity

Sensitivity analyses – as measured against a systematic range of 50/50 product pricing scenarios – are presented graphically as financial outcomes in terms of forecast After-Tax Undiscounted Cash Flow, NPV7.5 and Payback Period, as set out below.

Project Sensitivity to Average Product Price

$ millions
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Assumes 50 / 50 pricing of $145/t - 24% P205 and $185/t - 28% P205 after tax cashflow
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Payback period (Years)

Project Execution Plan

The forecast Project Schedule to complete a Bankable Feasibility Study, engineer, permit, pre-strip, construct and commission an open pit mine and process plant at the Bayovar 12 Project is presented in the chart below.

Forecast Project Execution Schedule

Marketing

The Company’s market research has shown that a substantial demand likely exists in South America and elsewhere for RPR which can sell at a premium price to acidulation concentrate. The Company is investigating the opportunity for potential production of RPR from the Bayovar 12 Project, targeting local Latin American agricultural markets and organic farmers.  Preliminary visits have been undertaken to Brazil and Argentina to talk to fertilizer consumers and market intelligence groups.

Extensive testwork has been completed by third parties on the effectiveness of Sechura RPR as a direct application fertilizer on different crops and soil types. Both the International Fertilizer Development Center in the US and the New Zealand Ministry of Agriculture and Fisheries has carried out research into its use on a variety of soil types and crop species.  One of the key findings from the New Zealand work was that the ongoing use of RPR produces a reservoir of residual phosphorus in the soil, due to the build-up of reserves of slow dissolving RPR over the first few years, after which the release-rate of phosphorus comes into equilibrium with the application rate.  This ‘residual effect’ provides a major income benefit to farmers during periods when lower farm incomes restrict fertilizer inputs.

The Company is actively investigating exporting its potential product to Asia to meet the growing demand for RPR fertilizer for the palm oil industry, in addition to South and North American markets.

Management also believes that there is considerable scope to capture higher prices for its potential RPR organic product through blending with other fertilizer inputs (sulphur, gypsum, urea, DAP etc.) to produce a multi-nutrient product, which under soil conditions that are widespread in South America can perform as effectively as SSP and liquid fertilizers in providing soluble phosphate for crops.  To that end, preliminary discussions have been held with potential Peruvian consumers regarding possible crop tests of Sechura RPR blends initially on oil palms.  The specific blends would be formulated in discussion with the consumers regarding crop and soil types, and with input from the Company’s advisors.

Project Outlook

The Company is looking to secure strategic partners to participate in the development of the Bayovar 12 Project and is in discussions with several groups to facilitate introductions to fertilizer manufacturers across the region.  Additionally the Company has been attending international fertilizer industry conferences and conducting meetings with phosphate consumers, traders and shipping companies interested in the Bayovar 12 Project as a future supply of rock phosphate.

Discussions are also underway with several financial institutions regarding the possible raising of funds to complete a proposed bulk sampling program and feasibility study on the Bayovar 12 Project.

Qualified Person: Mr. David Cass, the Company’s President, is a member of the Association of Professional Engineers and Geoscientists of British Columbia and the Company’s Qualified Person as defined by National Instrument 43-101, and is responsible for ensuring that the technical information contained in this Interim MD&A is an accurate summary of the original reports and data provided to or developed by the Company.

Selected Quarterly Information

The following table provides information for the eight fiscal quarters ended May 31, 2016:

	Second Quarter ended May 31, 2016 ($)	First Quarter ended Feb. 29, 2016 ($)	Fourth Quarter ended Nov. 30, 2015 ($)	Third Quarter ended Aug. 31, 2015 ($)	Second Quarter ended May 31, 2015 ($)	First Quarter ended Feb. 28, 2015 ($)	Fourth Quarter ended Nov. 30, 2014 ($)	Third Quarter ended Aug. 31, 2014 ($)
Total interest and other income	1,404	1,699	531	1,072	697	240	1,206	2,084
Exploration expenditures	262,407	414,465	1,812,410	989,892	1,520,392	714,410	782,382	966,731
Loss from continuing operations attributed to shareholders Total Basic & diluted loss per share	(429,808) (0.00)	(809,291) (0.01)	(2,464,331) (0.02)	(1,765,940) (0.02)	(2,086,049) (0.03)	(850,696) (0.01)	(1,108,988) (0.01)	(1,234,879) (0.02)
Loss attributed to equity shareholders of the Company Total Basic & diluted loss per share	(429,808) (0.00)	(809,291) (0.01)	(2,461,597) (0.02)	(1,706,899) (0.02)	(2,012,917) (0.03)	(901,766) (0.01)	(1,320,144) (0.02)	(1,202,218) (0.02)

Exploration expenditures for all quarters presented mostly relate to the Company’s Bayovar 12 Project.  Exploration expenditures for the quarter ended November 30, 2015 were particularly higher due to the prefeasibility study while the exploration expense for the quarter ended May 31, 2015 was on the higher side due to a drill program performed during that period.

Results of Operations

All references to ‘net loss’ in the results of operations discussion below refers to the net loss attributed to shareholders of the Company.

Quarter ended May 31, 2016

For the three month period ended May 31, 2016, the Company had a net loss of $429,808 compared to a net loss of $2,012,917 for the three month period ended May 31, 2015, a decrease of $1,583,109. Exploration expenditures for the current quarter were $262,407 compared to $1,520,392 in the comparative quarter, a decrease of $1,257,985. Contributing to the lower current quarter net loss is a foreign exchange gain of $367,530 compared to a foreign exchange loss of $82,540 in the comparative quarter.  The current quarter foreign exchange gain is largely due to the Sprott Loan being based in US dollars and a strengthening of the Canadian dollar during the current quarter.

General and administrative expenses during the current quarter were $536,320 compared to $489,188 for the comparative quarter, an increase of $47,132. The current quarter recorded a significantly higher finance expense which relates to the Sprott Loan and consists of interest charges, accretion of capitalized transaction costs, and an anniversary fee of $136,101 paid in the current quarter. Offsetting this were significant cost decreases during the current quarter regarding travel and accommodation, salaries and benefits, shareholder communications, and management fees which were the result of cost cutting efforts.

Six months ended May 31, 2016

For the six month period ended May 31, 2016, the Company had a net loss of $1,239,099 compared to a net loss of $2,914,683 for the six month period ended May 31, 2015, a decrease of $1,675,584. As with the quarterly comparison, the current period included significantly less exploration expenditures than the comparative period. For the current period, exploration expenditures were $676,872 compared to $2,234,802 in the comparative period. Also contributing to the current period lower net loss was a recovery of $316,513 in accounts payable and accrued liabilities relating to prefeasibility engineering services invoiced for the 2015 fiscal year but was subsequently waived by the service provider.

General and administrative expenses during the current period were $1,007,585 compared to $745,809 for the comparative period, an increase of $261,776.  The current period recorded a finance expense of $584,551 compared to $193,336 in the comparative period.  Since the Sprott Loan was received part way through the comparative period, less interest charges and accretion of transaction costs were recorded in that period. The current period’s increase in financing expenses was offset somewhat by a decrease in all other general and administrative expenses, with the exception of rent and utilities, due in part to cost cutting efforts and less costs associated with regulatory filings in the United States.

Mineral Property Expenditures

During the period ended May 31, 2016, the Company recorded exploration costs in Peru totalling $676,872, of which $674,503 was related to the Bayovar 12 Project and $2,369 on general administration.

The most significant exploration costs for the period were for license, rights and taxes, geological and other consulting fees, and salaries. Exploration costs also include the Peruvian value added tax which is treated as an expense due to the uncertainty of it being refunded.

During the current period, the gypsum mineral interest carrying value increased by $3,949 to account for an increase in the asset retirement obligation relating to the gypsum property.

Financial Condition, Liquidity and Capital Resources

The Company had cash resources of $782,392 and working capital of $329,688 as of May 31, 2016 compared to cash resources of $2,136,244 and a working capital deficit of $3,313,554 at November 30, 2015.

The change in working capital since November 30, 2015 is due in part to the extension of the Sprott Loan resulting in its reclassification from a current liability to a long-term liability as at May 31, 2016. During the 2015 fiscal year, the Company received US$5.0 million in debt financing from Sprott, of which US$4.0 million was immediately paid to the shareholders of JPQ for the Company’s 70% interest in the Bayovar 12 Project. The Sprott Loan is subject to an interest rate of 12% per annum, payable monthly, and an extended maturity date of September 30, 2019.  In June 2015, the Company made a loan repayment of US$1.5 million and on March 24, 2016, made an anniversary fee payment of US$105,000 in cash. The outstanding principal balance as of May 31, 2016 is $4,733,050 (US$3,500,000).

On April 5, 2016, the Company closed a private placement of 3,850,000 units at $0.065 per unit for gross proceeds of $250,250. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.065. On June 22, 2016, the Company closed the first tranche of a private placement consisting of 2,310,000 units at $0.065 per unit for gross proceeds of $150,150 and on July 7, 2016 closed the final tranche of 4,542,832 units at $0.065 per unit for gross proceeds of $295,284. Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for one year at a price of $0.075. Proceeds from these private placements are being used towards exploration and general working capital requirements.

The Company does not expect its current capital resources to be sufficient to cover its general and administrative costs, settle its debt obligations, and fund its proposed exploration and development programs through the next twelve months. As such, the Company is actively seeking to raise additional capital. Actual funding requirements may vary from those planned due to a number of factors, including the progress of property exploration and development activity. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

Related Party Transactions

See Note 18 of the condensed interim consolidated financial statements for the six months ended May 31, 2016 for details of related party transactions which occurred in the normal course of business.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at July 28, 2016 is 130,773,726 common shares and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
No. of warrants	Exercise price	Expiry date
3,850,000	$0.065	April 4, 2017
20,000,000	$0.265	June 2, 2017
1,540,000	$0.075	June 21, 2017
4,542,832	$0.075	July 6, 2017
18,672,000	$0.150(1)	November 11, 2020
48,604,832

(1) The exercise price for these warrants is $0.15 until November 11, 2018 and then $0.20 until November 11, 2020.

STOCK OPTIONS
No. of options	Exercise price	Expiry date
720,000	$0.19	January 14, 2019
75,000	$0.30	June 28, 2021
25,000	$0.25	January 16, 2022
1,305,000	$0.21	June 19, 2022
185,000	$0.21	July 10, 2022
250,000	$0.22	December 2, 2022
2,360,000	$0.22	December 17, 2023
45,000	$0.22	January 14, 2024
40,000	$0.26	June 4, 2024
5,005,000

Risks and Uncertainties

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercially viable ore deposit, with the exception of a small gypsum surface mining operation on the Bayovar 12 Project.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that option agreements, claims or leases are in good standing; and obtaining permits for drilling and other exploration activities.

Title to Mineral Property Risks

The Company does not maintain insurance against title. Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties. The Company has diligently investigated and continues to diligently investigate and validate title to its mineral claims; however, this should not be construed as a guarantee of title. The Company cannot give any assurance that title to properties it acquired will not be challenged or impugned and cannot guarantee that the Company will have or acquire valid title to these mineral properties.

Commodity Price Risk

The Company is exposed to commodity price risk. Declines in the market price of gold, base metals and other minerals may adversely affect the Company’s ability to raise capital in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of its mineral property to a third party.

Financing and Share Price Fluctuation Risks

The Company has limited financial resources, no source of operating cash flow other than proceeds from sales of mineral properties or mineral property rights, and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues.

Political, Regulatory and Currency Risks

The Company is currently operating in countries that have relatively stable political and regulatory environments. However, changing political aspects may affect the regulatory environments in which the Company operates and no assurances can be given that the Company's plans and operations will not be adversely affected by future developments. The Company's property interests and proposed exploration activities in emerging nations are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, and changing political conditions and international monetary fluctuations.

The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in Peruvian Soles and US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the Peruvian Sole or US dollar could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of hazards and risks in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in damage to the Company’s properties or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations.  The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Environmental Risks

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Community Risks

The activities of the Company may be subject to negotiations with the local communities on or nearby its mineral property concessions for access to facilitate the completion of geological studies and exploration work programs. The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such certain groups or individuals within the community.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.